Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Group Results Continue to Improve Positive EBITDA in 2015

  CONSOLIDATED NET SALES OF €488.5 MILLION, UP 5.9% FROM 2014 (AT CURRENT EXCHANGE RATES)
  GROSS MARGIN OF 32.3%, SIGNIFICANTLY IMPROVING FROM 27.8% IN 2014
  POSITIVE EBITDA OF €6.1 MILLION
  SIGNIFICANT NET WORKING CAPITAL IMPROVEMENT, WITH POSITIVE NET FINANCIAL POSITION OF €14.5 MILLION

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 23, 2016--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved the 2015 Fourth Quarter and the 2015 Full Year consolidated results.

Following the Board meeting, the Chairman and CEO Pasquale Natuzzi stated:

“The 2015 full year results have built on the margin growth seen over recent quarters.

The improved sales mix and quality of sales, together with favorable currency movements, have generated a 5.9% revenue growth, accompanied by a significant gross margin and EBITDA improvement.

In 2015, the Natuzzi brand represented 69.7% of upholstery sales, with the remaining 30.3% in Private Label. We highlight particularly the 22.1% improvement for furniture and accessory sales compared to 2014.

From a geographical point of view, the Americas reported revenue growth of 6.0%, driven by Natuzzi brand products (+12.6%); EMEA saw a 4.9% increase on the previous year, driven by strong private label sales (+29.3%) and, in particular, sales in the United Kingdom, which consolidated its position as the second largest Group market after the United States.

Asia Pacific continued to grow (+16%), driven primarily by the Natuzzi brand, with the largest growth in China, followed by Korea. Asia Pacific in 2015 reached a 14.2% share of total Group sales, up from 13% in 2014.

The 57 directly managed stores at year-end contributed 10% to consolidated revenues. In 2015, the Group completed the restructuring of the directly-owned store chain, with positive impact to overall contribution margin. While we made progress throughout our directly managed stores, the greatest progress was made in Spain and Italy.

The cost of goods sold, as a percentage of net sales, reduced by 4.5%, primarily due to the efficiency measures introduced at the Chinese plant, and the improved productivity at the Italian plant. The improvements at the Italian plant were derived from the stabilization of the workforce and the discontinuation of worker rotation from May 2015 as per the Trade Union Agreement of March 3, 2015. The product innovations stemming from the adoption of the new manufacturing process tested at the experimental laboratory continued. We have introduced these new manufacturing processes at our Matera facility, and are pleased to report that we have seen significant improvement in manufacturing efficiencies and lower manufacturing costs as compared to our Italian facilities where the new production technology has not yet been implemented. The introduction of the new lean enterprise manufacturing process will be extended across all facilities by the end of 2016.

The cost reduction plan lowered overhead costs by €4.6 million, leading to an overall decrease in SG&A from 19.5% to 17.5% as a percentage of net sales.

The above mentioned factors led to a positive EBITDA of €6.1 million, significantly improving over 2014.

EBIT also improved dramatically, reporting a loss of €7.6 million.

The positive EBITDA, together with strong working capital management, produced a net cash position of €14.5 million.

The new Natuzzi Italia “total living” collection will be presented at the upcoming 2016 International Furniture Fair in Milan. The theme of the stand for the 55th edition is based around the region of Puglia, the original home of the brand, a source of inspiration and the place in which new Natuzzi projects take shape.

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Natuzzi S.p.A.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the twelve months of 2015 & 2014 on the basis of Italian GAAP
(expressed in millions Euro)

Twelve months ended on			Change	Percentage of Sales
	31-Dec-15	31- Dec- 14%		31Dec-15	31-Dec-14
Upholstery net sales	437,0	409,1	6,8%	89,5%	88,7%
Other sales	51,5	52,3	-1,5%	10,5%	11,3%
Total Net Sales	488,5	461,4	5,9%	100,0%	100,0%
Consumption (*)	(224,8)	(218,0)	3,1%	-46,0%	-47,2%
Labor	(75,0)	(85,0)	-11,7%	-15,4%	-18,4%
Industrial Costs	(30,7)	(30,2)	1,7%	-6,3%	-6,6%
of which: Depreciation, Amortization	(9,9)	(9,7)	2,4%	-2,0%	-2,1%
Cost of Sales	(330,6)	(333,2)	-0,8%	-67,7%	-72,2%
Industrial Margin	157,9	128,2	23,2%	32,3%	27,8%

Selling Expenses	(80,3)	(75,3)	6,6%	-16,4%	-16,3%
Transportation	(53,5)	(48,3)	10,9%	-11,0%	-10,5%
Commissions	(10,0)	(9,1)	10,0%	-2,1%	-2,0%
Advertising	(16,7)	(17,9)	-6,8%	-3,4%	-3,9%

Other Selling and G&A	(85,3)	(89,9)	-5,1%	-17,5%	-19,5%
of which: Depreciation, Amortization	(3,8)	(4,6)	-16,3%	-0,8%	-1,0%
EBITDA	6,1	(22,7)		1,2%	-4,9%
EBIT	(7,6)	(37,0)		-1,6%	-8,0%
Interest Income/(Costs), Net	(3,3)	(1,9)
Foreign Exchange, Net	(1,1)	(2,4)
Other Income/(Cost), Net	(3,9)	(6,3)
Earning before Income Taxes	(15,9)	(47,5)		-3,3%	-10,3%

Current taxes	(0,6)	(1,8)		-0,1%	-0,4%

Net result	(16,5)	(49,3)		-3,4%	-10,7%

Minority interest	(0,0)	(0,0)

Net Group Result	(16,5)	(49,4)		-3,4%	-10,7%

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at December 31, 2015 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	31-Dec-15				31-Dec-14
Current assets:
Cash and cash equivalents	52,5				32,8
Marketable debt securities	0,0				0,0
Trade receivables, net	63,2				96,0
Other receivables	22,3				18,1
Inventories	79,1				90,2
Unrealized foreign exchange gains	0,2				0,3
Prepaid expenses and accrued income	1,4				1,3
Deferred income taxes	0,5				0,5
Total current assets	219,2				239,3
Non-current assets:
Net property, plant and equipment	121,1				130,8
Other assets	9,0				10,0
Total non-current assets	130,1				140,8
TOTAL ASSETS	349,4				380,1
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	19,0				20,7
Current portion of long-term debt	3,4				3,1
Accounts payable-trade	58,9				75,2
Accounts payable-other	27,8				29,7
Accounts payable-shareholders for dividends	0,0				0,0
Unrealized foreign exchange losses	0,3				0,6
Income taxes	0,7				1,1
Deferred income taxes	1,1				1,0
Salaries, wages and related liabilities	14,0				18,3
Total current liabilities	125,2				149,7
Long-term liabilities:
Employees' leaving entitlement	20,5				20,9
Long-term debt	15,6				6,2
Deferred income taxes - long term	0,0				0,0
Deferred income for capital grants	7,6				8,1
Other liabilities	19,8				21,2
Total long-term liabilities	63,6				56,3
Minority interest	3,2				3,0
Shareholders' equity:
Share capital	54,9				54,9
Reserves	4,3				40,9
Additional paid-in capital	0,0				8,4
Retained earnings	98,2				66,8

Total shareholders' equity	157,3				171,0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	349,4				380,1

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
	31-Dec-15	31-Dec-14
Cash flows from operating activities:
Net earnings (loss)	-16.485	-49.356
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13.729	14.240
Impairment of long lived assets	0	2.480
Deferred income taxes	-23	-206
Minority interest	32	17
(Gain) loss on disposal of assets	115	800
Unrealized foreign exchange losses (gains)	-177	671
Extraordinary items, net	3.537	-791
Deferred income for capital grants	-466	-462
Non monetary operating items	16.747	16.750
Change in assets and liabilities:
Receivables, net	33.981	-20.525
Inventories	11.145	-11.221
Prepaid expenses and accrued income	-123	626
Other assets	-5.423	25.093
Accounts payable	-15.793	8.678
Income taxes	-332	-6.054
Salaries, wages and related liabilities	-1.277	7.337
Other liabilities	-8.100	6.814
Net working capital	14.077	10.748
One-time outflow from restructuring activities	-4.067	-13.548

Net cash generated/(used) by operating activities	10.272	-35.407
Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	-3.656	-7.500
Disposals	3.638	7.095
Net cash generated/(used) by in investing activities	-19	-405
Cash flows from financing activities:
Long-term debt:
Proceeds	12.969	5.000
Repayments	-3.244	-3.346
Short-term borrowings	-1.727	-4.177
Dividends paid to minority interests
Net cash generated/(used) by financing activities	7.998	-2.523
Effect of translation adjustments on cash	1.370	5.685
Increase (decrease) in cash and cash equivalents	19.622	-28.185
Cash and cash equivalents, beginning of the year	32.852	61.037
Cash and cash equivalents, end of the period	52.474	32.853

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the fourth quarter 2015 & 2014 on the basis of Italian GAAP
(expressed in millions Euro)
	Three months ended on		Change	Percentage of Sales
	31-Dec-15	31-Dec-14%		31-Dec-15	31-Dec-14
Upholstery net sales	116,4	120,9	-3,7%	88,4%	87,2%
Other sales	15,3	17,8	-14,2%	11,6%	12,8%
Total Net Sales	131,7	138,6	-5,0%	100,0%	100,0%
Consumption (*)	(57,9)	(68,8)	-15,8%	-44,0%	-49,6%
Labor	(18,4)	(20,6)	-10,7%	-14,0%	-14,9%
Industrial Costs	(8,0)	(9,3)	-14,1%	-6,1%	-6,7%
of which: Depreciation, Amortization	(2,4)	(2,3)	7,4%	-1,8%	-1,6%
Cost of Sales	(84,2)	(98,7)	-14,6%	-64,0%	-71,2%
Industrial Margin	47,4	40,0	18,6%	36,0%	28,8%
Selling Expenses	(21,1)	(24,2)	-12,9%	-16,0%	-17,4%
Transportation	(14,4)	(14,5)	-1,1%	-10,9%	-10,5%
Commissions	(2,8)	(2,4)	13,6%	-2,1%	-1,8%
Advertising	(3,9)	(7,2)	-45,7%	-3,0%	-5,2%

Other Selling and G&A	(22,7)	(24,5)	-7,4%	-17,2%	-17,7%
of which: Depreciation, Amortization	(0,9)	(1,3)	-34,0%	-0,7%	-1,0%
EBITDA	6,9	(5,1)		5,3%	-3,7%
EBIT	3,6	(8,7)		2,8%	-6,3%
Interest Income/(Costs), Net	(1,0)	(0,9)
Foreign Exchange, Net	1,9	(2,0)
Other Income/(Cost), Net	(3,2)	(3,2)
Earning before Income Taxes	1,3	(14,8)		1,0%	-10,7%
Current taxes	0,6	(0,6)		0,4%	-0,4%
Net Result	1,9	(15,4)		1,4%	-11,1%
Minority interest	(0,1)	(0,0)
Net Group Result	1,8	(15,4)		1,4%	-11,1%

(*) Purchases plus beginning stock minus final stock and leather processing

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco, +39.080.8820.865
fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 23, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi